Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

						Six Months
						Ended
	Year Ended September 30,					March 31,
	2005	2006	2007	2008	2009	2010
Earnings:
Earnings from continuing operations before income taxes	$2,200	2,749	3,178	3,666	2,464	1,195
Fixed charges	323	313	361	356	365	202
Earnings, as defined	$2,523	3,062	3,539	4,022	2,829	1,397

Fixed Charges:
Interest expense	$243	225	261	244	244	141
One-third of all rents	80	88	100	112	121	61
Total fixed charges	$323	313	361	356	365	202

Ratio of Earnings to Fixed Charges	7.8X	9.8X	9.8X	11.3X	7.7X	6.9X